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                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        Tarragon Realty Investors, Inc.
             ......................................................
             (Exact name of registrant as specified in its charter)


                    Nevada                                   94-2432628
    .........................................            ...................
        (State or other Jurisdiction of                   (I.R.S. Employer
        incorporation or organization)                   Identification No.)



    3100 Monticello, Suite 200, Dallas, Texas                  75205
    .........................................            ...................
     (Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


             Title of each class                  Name of each exchange on which
              to be registered                    each class is to be registered

                    None
    .........................................     ..............................
    .........................................     ..............................

Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, Par Value $0.01 per share
 ................................................................................
                                (Title of class)

 ................................................................................
                                (Title of class)






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ITEM 1.      GENERAL INFORMATION.

         Tarragon Realty Investors, Inc. was incorporated by the filing of Articles of Incorporation in the State of Nevada on April 2, 1997.

ITEM 2.      TRANSACTION OF SUCCESSION.

         Vinland Property Trust ("Vinland" or the "Trust"), a California real estate investment trust had its shares of beneficial interest, no par value, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Pursuant to a Proxy Statement/Prospectus dated June 6, 1997, the Trust proposed to its shareholders at the Annual Meeting held on July 10, 1997 a proposal to change the name of, and convert the Trust from, a California business trust into a Nevada corporation through the "Incorporation Procedure," described in such Proxy Statement/Prospectus. Such proposal was distributed to the shareholders of the Trust who, at the Annual Meeting of such shareholders on July 10, 1997, approved the proposal by a vote in excess of 59% in favor. The Incorporation Procedure was implemented and resulted in the transaction of succession which created Tarragon Realty Investors, Inc. as the ultimate successor-in-interest to the Trust with each of the shareholders of the Trust prior to the commencement of the Incorporation Procedure becoming shareholders of Tarragon Realty Investors, Inc. on a one-for-one exchange basis.

         A simplified explanation of the "Incorporation Procedure" is the Trust was incorporated in California pursuant to Section 200.5 of the California Corporation Code under the name Vinland Property Corporation on July 22, 1997 (the "California Corporation") and the California Corporation (as the immediate successor to the Trust) was then merged with and into a wholly-owned Nevada subsidiary corporation (the "Merger") named Tarragon Realty Investors, Inc. on July 25, 1997 with the Nevada Corporation being the survivor to such Merger. The Board of Trustees of the Trust caused the Nevada Corporation to be organized in Nevada under the name Tarragon Realty Investors, Inc. by the filing on April 2, 1997 of Articles of Incorporation. Prior to the Merger, such Nevada Corporation had no significant business, assets or liabilities of any consequence and no operating history. Under Section 200.5 of the California Corporation Code, which governs the process of incorporating a business trust, following the approval of the affirmative vote of a majority of the outstanding shares of beneficial interest, such existing trust may then file articles of incorporation with a certificate attached, signed by certain officers of that trust stating that the incorporation of the association has been approved by the trustees and the required vote of shareholders and upon the filing of articles of incorporation pursuant to that section, the resulting California Corporation succeeded automatically to all the rights and properties of the Trust and became subject to all of The Trust's debts and liabilities in the same manner as if the California Corporation had itself incurred them. The four trustees of the Trust constituted the initial directors of the California Corporation and the Nevada Corporation and all rights of creditors


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and all liens upon property of the Trust were preserved unimpaired. Any action or proceeding pending by or against the Trust may continue to be prosecuted at judgment, which shall bind the California Corporation or the California Corporation may proceed against or be substituted in its place. Following the incorporation of the Trust into the California Corporation, the Merger was accomplished by Articles of Merger and a Plan of Merger filed in the States of California and Nevada on July 25, 1997. The surviving corporation (in this instance Tarragon Realty Investors, Inc., the Nevada Corporation) automatically, by operation of law, succeeded to all of the assets, rights, duties, liabilities and obligations of the California Corporation (as successor to the Trust) upon the effectiveness of the Merger on July 25, 1997. Pursuant to the Merger, each share of beneficial interest of the Trust issued and outstanding has been deemed converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share of Tarragon Realty Investors, Inc.

ITEM 3.      SECURITIES TO BE REGISTERED.

         Tarragon Realty Investors, Inc. is authorized by its Articles of Incorporation to issue up to 20,000,000 shares of Common Stock, par value $0.01 per share. Of such amount, as of July 31, 1997, there were 1,334,750 shares of Common Stock issued and outstanding and no shares were held by Tarragon Realty Investors, Inc. as treasury stock. The CUSIP number of the shares of Common Stock of Tarragon Realty Investors, Inc. is 876287-10-3.

ITEM 4.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Outstanding Shares; Reservations

         Tarragon Realty Investors, Inc.'s authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.01 per share and 10,000,000 shares of Special Stock, par value $0.01 per share. The Board of Directors of Tarragon Realty Investors, Inc. (the "Company") has the authority to fix or establish by resolution the voting power, dividend rate, liquidation preference and rights and qualifications, limitations or restrictions of any class or series of Special Stock. As of July 31, 1997, no shares of Special Stock were issued and outstanding and no series of such Special Stock had been designated.

General

         The Common Stock has no conversion, redemption, preemptive or subscription rights. The holders of Common Stock are entitled to share, pro rata, in accordance with the number of shares held by them, and such dividends as may be declared, from time to time, by the Board of Directors out of funds legally available therefor. Any such dividends are payable after all dividends, current and accrued, shall have been paid or declared and set apart for payment of any then outstanding shares of various series of Special Stock, to the extent that the Board of Directors shall have directed the dividends on such Special Stock shall be paid or declared and set


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apart for payment before payment or setting apart for payment of dividends on the Common Stock. All shares of Common Stock presently issued and outstanding are fully paid and nonassessable.

Rights of Liquidation

         Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive out of the assets of the Company, after the payment of all debts and liabilities and the amounts of preference, if any, for each outstanding share of Special Stock, all remaining assets of the Company, pro rata, in proportion to the number of shares of Common Stock held by them.

Voting Rights

         Each share of Common Stock is entitled to one vote for all purposes in all matters submitted to the stockholders. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation by the Company. Similarly, there are no redemption rights, sinking fund provisions or rights of conversion with respect to the Common Stock and the holders of Common Stock do not have any preemptive rights to acquire additional shares of Common Stock.

Board of Directors

         The Articles of Incorporation of the Company sets the initial number of directors at four. The exact number of directors may be fixed or changed by the affirmative vote of a majority of the entire Board of Directors, from time to time, within the limits set by the Articles of Incorporation which are that the Board of Directors shall consist of not fewer than three nor more than 15 directors. Any vacancy on the Board of Directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director. Directors are to be elected annually by a plurality of the votes at a meeting called for that purpose. However, under Article Eleventh of the Articles of Incorporation, each director of the Board may be removed only by the affirmative vote of the holders of not less than two-thirds of the outstanding stock then entitled to vote for the election of such director.

         Article Seventeenth of the Articles of Incorporation (the "Bylaw Amendment Provision") expressly authorizes the Nevada Corporation's Board of Directors to make, adopt, alter, amend, change or repeal the Nevada Corporation's Bylaws. The Bylaw Amendment Provision further states that the stockholders of Tarragon Realty Investors, Inc. may not make, adopt, alter, amend, change or repeal the Bylaws except upon the affirmative vote of the holders of not less than 75% of the outstanding stock then entitled to vote thereon. This super majority provision could enable the holders of only 26% of the Common Stock to prevent other holders of the Common Stock who do not approve of certain provisions of the Bylaws from amending or repealing such provisions. The provision would prevent a purchaser who acquires a majority of the shares of


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the Common Stock from adopting Bylaws that are not in the best interest of the minority stockholders or repealing Bylaws that are in such stockholders' interest. Article Seventeenth of the Articles of Incorporation also requires the affirmative vote of at least 75% of the voting Common Stock to alter, amend or repeal the Bylaw Amendment Provision and certain other provisions unless a majority of the members of the Board of Directors approves such alteration, amendment or repeal. Such "super majority" provisions may make it more difficult for stockholders to make changes in the Articles of Incorporation, including changes designed to enable holders of a majority of the Common Stock to obtain control over the corporation.

ITEM 5.        FINANCIAL STATEMENTS AND EXHIBITS.

         (b) Exhibits. The following are filed herewith as exhibits or incorporated by reference as indicated below:


               EXHIBIT
             DESIGNATION                        DESCRIPTION OF EXHIBIT

                  3.1 Articles of Incorporation of Vinland Property Corporation as filed with and endorsed by the Secretary of State of California on July 22, 1997
                                        (incorporation by reference is made to
                                        Exhibit 3.1 to Form 8-K of Tarragon
                                        Realty Investors, Inc. for event
                                        reported July 10, 1997).

                  3.2 Articles of Incorporation of Tarragon Realty Investors, Inc. filed with and approved by the Secretary of State of Nevada on April 2, 1997 (incorporation by reference is made to Exhibit 3.2 to Form 8-K of Tarragon Realty Investors, Inc. for event reported July 10, 1997).

                  3.3 Bylaws of Tarragon Realty Investors, Inc. as adopted April 3, 1997
                                        (incorporation by reference is made to
                                        Exhibit 3.3 to Form 8-K of Tarragon
                                        Realty Investors, Inc. for event
                                        reported July 10, 1997).

                  3.4 Agreement and Plan of Merger of Vinland Property Corporation and Tarragon Realty Investors, Inc. dated July 24, 1997 (incorporation by reference is made to Exhibit 3.4 to Form 8-K of Tarragon Realty Investors, Inc. for event reported July 10, 1997).



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               EXHIBIT
             DESIGNATION                        DESCRIPTION OF EXHIBIT

                  3.5 Articles of Merger of Vinland Property Corporation into Tarragon Realty Investors, Inc. as filed with and approved with the Secretary of State in Nevada July 25, 1997 (incorporation by reference is made to Exhibit 3.5 to Form 8-K of Tarragon Realty Investors, Inc. for event reported July 10, 1997).






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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 1997                      TARRAGON REALTY INVESTORS, INC.


                                            By: /s/ ROBERT C. IRVINE
                                                --------------------------------
                                                Robert C. Irvine, Executive
                                                Vice President and Chief
                                                Financial Officer


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